UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Panache Beverage, Inc.

______________________________________________________________________________

(Name of Issuer)

Common Stock ($0.001 par value per share)

______________________________________________________________________________

(Title of Class of Securities)

698105 103

______________________________________________________________________________

(CUSIP Number)

Charles T. Cassel III

Consilium Investment Management, LLC

3101 N. Federal Highway, Suite 502

Ft. Lauderdale, FL 33306

(954) 315-9380

______________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 11, 2014

______________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698105 103	SCHEDULE 13D	Page 2 of 13

1. NAME OF REPORTING PERSON: Consilium Investment Management, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	7. SOLE VOTING POWER 21,229,876 [1]
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 21,229,876 [1]
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,229,876 [1]
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%[2]
14. TYPE OF REPORTING PERSON IA

(1)	Includes warrants to purchase an aggregate of 4,600,000 shares of Common Stock that vest over a four-year period. See Items 4 and 5.
(2)	Based on 27,055,891 shares of Common Stock issued and outstanding as of June 9, 2014 plus 4,600,000 shares of Common Stock underlying warrants exercisable for shares of Common Stock.

CUSIP No. 698105 103	SCHEDULE 13D	Page 3 of 13

1. NAME OF REPORTING PERSON: Consilium Investment Partners, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	7. SOLE VOTING POWER 2,500,000 [1]
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 2,500,000 [1]
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 [1]
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% [2]
14. TYPE OF REPORTING PERSON OO

(1)	Represents a warrant to purchase 2,500,000 shares of Common Stock that vests over a four-year period. See Items 4 and 5.
(2)	Based on 27,055,891 shares of Common Stock issued and outstanding as of June 9, 2014 plus 2,500,000 shares of Common Stock underlying a warrant exercisable for shares of Common Stock.

CUSIP No. 698105 103	SCHEDULE 13D	Page 4 of 13

1. NAME OF REPORTING PERSON: CCRF-Panache, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 16,629,876
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 16,629,876
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,629,876
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%[1]
14. TYPE OF REPORTING PERSON OO

(1)	Based on 27,055,891 shares of Common Stock issued and outstanding as of June 9, 2014.

CUSIP No. 698105 103	SCHEDULE 13D	Page 5 of 13

1. NAME OF REPORTING PERSON: Charles T. Cassel III
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS PF, N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7. SOLE VOTING POWER 120,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 23,729,876 [1]
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 120,000
WITH	10. SHARED DISPOSITIVE POWER 23,729,876 [1]
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,849,876 [1]
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.8%[2]
14. TYPE OF REPORTING PERSON IN

(1)	Includes warrants to purchase an aggregate of 7,100,000 shares of Common Stock that vest over a four-year period. See Items 4 and 5.
(2)	Based on 27,055,891 shares of Common Stock issued and outstanding as of June 9, 2014 plus 7,100,000 shares of Common Stock underlying warrants exercisable for shares of Common Stock.

CUSIP No. 698105 103	SCHEDULE 13D	Page 6 of 13

1. NAME OF REPORTING PERSON: Jonathan Binder
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS N/A
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 23,729,876 [1]
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 23,729,876 [1]
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,729,876 [1]
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.5%[2]
14. TYPE OF REPORTING PERSON IN

(1)	Includes warrants to purchase an aggregate of 7,100,000 shares of Common Stock that vest over a four-year period. See Items 4 and 5.
(2)	Based on 27,055,891 shares of Common Stock issued and outstanding as of June 9, 2014 plus 7,100,000 shares of Common Stock underlying warrants exercisable for shares of Common Stock.

CUSIP No. 698105 103	SCHEDULE 13D	Page 7 of 13

item 1.                 security and issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Panache Beverage, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 150 Fifth Avenue, New York, NY 10010.

Item 2.                 identity and background

This Schedule 13D is filed by:

•	Consilium Investment Management, LLC, a Florida limited liability company (“Consilium”), with respect to the securities beneficially owned by it, including by virtue of its position as investment adviser to CCRF (as defined below);

•	Consilium Investment Partners, LLC, a Florida limited liability company (“CIP”), with respect to the securities beneficially owned by it;

•	CCRF-Panache, LLC, a Delaware limited liability company (“CCRF”), with respect to the securities beneficially owned by it;

•	Charles T. Cassel III, with respect to the securities beneficially owned by him, including as managing director of Consilium and of CIP; and

•	Jonathan Binder, with respect to the securities beneficially owned by him as a managing director of Consilium and of CIP.

Consilium, CIP, CCRF, Mr. Cassel and Mr. Binder are sometimes referred to collectively in this Schedule 13D as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is c/o 3101 N. Federal Highway, Suite 502, Ft. Lauderdale, FL 33306. The principal business of Consilium is serving as a registered investment adviser that provides investment advisory services to clients, including CCRF. CIP is a private investment company, and CCRF is a holding company and does not conduct business. The principal business of Messrs. Cassel and Binder is serving as managing directors of Consilium. Messrs. Cassel and Binder are citizens of the United States of America.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 698105 103	SCHEDULE 13D	Page 8 of 13

Item 3.                source and amount of funds or other consideration

The securities of the Company as to which this Schedule 13D relates were acquired in connection with the transactions described in Item 4.

ITEM 4.                PURPOSE OF TRANSACTION

Restructuring. On June 11, 2014, the Company, certain of its subsidiaries and former officers entered into a restructuring agreement (the “Restructuring Agreement”) with Consilium Corporate Recovery Master Fund, Ltd. (the “Lender”), as further described in the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2014. The Company, its affiliates and subsidiaries had entered into previous loan transactions with Lender, dated December 21, 2012 and May 9, 2013, respectively, as amended to date (collectively, the “Previous Loans”). The Previous Loans were secured by certain stock pledge agreements entered into with James Dale, Agata Podedworny, and Sjoerd de Jong, principal stockholders of the Company and former officers and directors of the Company (the “Shareholders”), who pledged an aggregate of 17,900,000 shares of the Company’s common stock as collateral. In connection with the Restructuring Agreement and in consideration for the Lender agreeing to cancel approximately $1,164,000 owed as principal under the Previous Loans, the Shareholders agreed to transfer an aggregate of 16,629,876 shares of the Company’s common stock held by such Shareholders to CCRF-Panache, LLC as the Lender’s designated assignee. In addition, as additional consideration for entering into the transactions associated with the Restructuring Agreement, CIP was issued a warrant to purchase 2,500,000 shares of Common Stock, exercisable at $0.15 per share, vesting over a two-year period in equal installments every 6 months (beginning on December 11, 2014)(the “CIP Warrant”). To effectuate the foregoing stock transfers, the Lender and the Company entered into stock transfer agreements with each of the Shareholders (collectively, the “Stock Transfer Agreements”).

The foregoing description of the Stock Transfer Agreements and CIP Warrant is qualified in its entirety by reference to the full text of the Stock Transfer Agreements and CIP Warrant, copies of which were filed as Exhibits 10.3, 10.4, 10.5 and 10.13, respectively, to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2014, and are hereby incorporated herein by reference.

Financial Advisor Agreement. Consilium and the Company are party to an amended and restated financial advisor agreement (the “Financial Advisor Agreement”) pursuant to which Consilium agreed to provide, and has been providing to the Company, advisory and consulting services in relation to the operations of the Company, including with respect to strategic planning and financial oversight, and in connection with any acquisitions or divestitures by the Company or its subsidiaries. As compensation for its services, Consilium received (i) a warrant to purchase 2,760,000 shares of Common Stock at an exercise price of $0.50 per share, vesting over a four-year period in equal installments every 6 months (beginning on June 21, 2013) and (ii) a warrant to purchase 1,840,000 shares of Common Stock at an exercise price of $0.50 per share, vesting over a four-year period in equal installments every 6 months (beginning on August 14, 2013) (together, the “Consilium Warrants”). The Consilium Warrants also include a beneficial ownership limitation provision whereby, to the extent that exercise of the Consilium Warrants would result in a holder, together with its affiliates, beneficially owning or controlling in the aggregate more than 4.99% of the outstanding shares of the Company’s Common Stock immediately after giving effect to the exercise of the Consilium Warrants, the holder is restricted by the Company from such exercise which would result in excess of the beneficial ownership limitation.

CUSIP No. 698105 103	SCHEDULE 13D	Page 9 of 13

The foregoing description of the Financial Advisor Agreement and the Consilium Warrants is qualified in its entirety by reference to the full text of the Financial Advisor Agreement and the Consilium Warrants, copies of which were filed as Exhibits 10.11, 10.13 and 10.17, respectively, to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on April 10, 2014, and are hereby incorporated herein by reference.

Other than as described in this Item 4, no Reporting Person has any present plan or proposal that would relate to, or result in, any of the matters specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including the Company’s financial position and strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including continuing to engaging in communications with management and the Board of Directors of the Company, making proposals to the Company concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Company, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of securities reported by each person named in this Schedule 13D is based on 27,055,891 shares of Common Stock outstanding as of June 9, 2014, as reported on the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the SEC on June 10, 2014, and if applicable, the number of warrants to purchase Common Stock held by such person are also included in the calculation on as-if exercised basis.

Consilium:

(a)	Consilium (i) beneficially owns 4,600,000 shares of Common Stock issuable upon exercise of the Consilium Warrants and (ii) as investment adviser to CCRF, it has the power to dispose, direct the disposition of, and vote the shares of the Company held by CCRF and accordingly, may be deemed to beneficially own the 16,629,876 shares of Common Stock directly and beneficially owned by CCRF.

Percentage: Approximately 67.1%

(b)	Sole power to vote or direct vote: 21,229,876 Shared power to vote or direct vote: 0 Sole power to dispose or direct the disposition: 21,229,876 Shared power to dispose or direct the disposition: 0

(c)	Consilium has not entered into any transactions in the Common Stock in the past 60 days, other than as described above in Item 4.

CUSIP No. 698105 103	SCHEDULE 13D	Page 10 of 13

CCRF:

(a)	CCRF directly owns 16,629,876 shares of Common Stock.

Percentage: Approximately 61.5%

(b)	Sole power to vote or direct vote: 16,629,876 Shared power to vote or direct vote: 0 Sole power to dispose or direct the disposition: 16,629,876 Shared power to dispose or direct the disposition: 0

(c)	CCRF has not entered into any transactions in the Common Stock in the past 60 days, other than as described above in Item 4.

CIP:

(a)	CIP beneficially owns 2,500,000 shares of Common Stock issuable upon exercise of the CIP Warrant.

Percentage: Approximately 8.5%

(b)	Sole power to vote or direct vote: 2,500,000 Shared power to vote or direct vote: 0 Sole power to dispose or direct the disposition: 2,500,000 Shared power to dispose or direct the disposition: 0

(c)	CIP has not entered into any transactions in the Common Stock in the past 60 days, other than as described above in Item 4.

Charles T. Cassel III:

(a)	Mr. Cassel (i) as an individual, beneficially owns 120,000 shares of Common Stock (ii) as managing director of Consilium, the investment adviser to CCRF, may be deemed to beneficially own the 16,629,876 shares of Common Stock directly and beneficially owned by CCRF and the 4,600,000 shares of Common Stock issuable upon exercise of the Consilium Warrants and (iii) as a managing director of CIP, may be deemed to beneficially own the 2,500,000 shares of Common Stock issuable upon exercise of the CIP Warrant.

Percentage: Approximately 69.8%

(b)	Sole power to vote or direct vote: 120,000
Shared power to vote or direct vote: 23,729,876
Sole power to dispose or direct the disposition: 120,000
Shared power to dispose or direct the disposition: 23,729,876

(c)	Mr. Cassel has not entered into any transactions in the Common Stock in the past 60 days, other than the transactions involving CIP and Consilium as described above in Item 4.

CUSIP No. 698105 103	SCHEDULE 13D	Page 11 of 13

Jonathan Binder:

(a)	Mr. Binder (i) as managing director of Consilium, the investment adviser to CCRF, may be deemed to beneficially own the 16,629,876 shares of Common Stock directly and beneficially owned by CCRF and the 4,600,000 shares of Common Stock issuable upon exercise of the Consilium Warrants and (ii) as a managing director of CIP, may be deemed to beneficially own the 2,500,000 shares of Common Stock issuable upon exercise of the CIP Warrant.

Percentage: Approximately 69.5%

(b)	Sole power to vote or direct vote: 0 Shared power to vote or direct vote: 23,729,876 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 23,729,876

(c)	Mr. Binder has not entered into any transactions in the Common Stock in the past 60 days, other than the transactions involving CIP and Consilium as described above in Item 4.

Consilium acts as investment adviser to, and makes investment decisions on behalf of, CCRF. As a result, Consilium may be deemed to beneficially own the securities held by CCRF. Messrs. Cassel and Binder are the managing directors of Consilium and, accordingly, may be deemed to beneficially own the securities held by Consilium and CCRF. Messrs. Cassel and Binder are also the sole managing directors of CIP and, accordingly, may be deemed to beneficially own the securities held by CIP. Each of Messrs. Cassel and Binder disclaim beneficial ownership of the shares of Common Stock held by CCRF, CIP and Consilium, except to the extent of his respective pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock

(e)	Not applicable.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference. Other than as otherwise described herein, no contracts, arrangements, understandings or similar relationships (legal or otherwise) exist with respect to the securities of the Company among any of the Reporting Persons and any person or entity.

CUSIP No. 698105 103	SCHEDULE 13D	Page 12 of 13

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Stock Transfer Agreement, dated June 11, 2014, by and among Company, James Dale and Lender, filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on June 16, 2014 and incorporated herein by reference.

Exhibit 2	Stock Transfer Agreement, dated June 11, 2014, by and among Company, Agata Podedworny and Lender, filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on June 16, 2014 and incorporated herein by reference.

Exhibit 3	Stock Transfer Agreement, dated June 11, 2014, by and among Company, Sjoerd de Jong and Lender, filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on June 16, 2014 and incorporated herein by reference.

Exhibit 4	Warrant Agreement, dated June 11, 2014, by and between the Company and Consilium Investment Management LLC, filed as Exhibit 10.13 to the Current Report on Form 8-K filed by the Company on June 16, 2014 and incorporated herein by reference.

Exhibit 5	Amended and Restated Financial Advisor Agreement between Consilium Investment Management LLC and Panache Beverage, Inc., made as of May 15, 2013, effective as of November 28, 2012, filed as Exhibit 10.11 to the Annual Report on Form 10-K filed by the Company on April 10, 2014 and incorporated herein by reference.

Exhibit 6	Amended and Restated Financial Advisor Warrant Agreement between Panache Beverage, Inc. and Consilium Investment Management LLC, dated as of May 15, 2013, effective as of December 21, 2012, filed as Exhibit 10.13 to the Annual Report on Form 10-K filed by the Company on April 10, 2014 and incorporated herein by reference.

Exhibit 7	Amended and Restated Financial Advisor Warrant Agreement between Panache Beverage, Inc. and Consilium Investment Management LLC, dated as of May 15, 2013, effective as of February 14, 2013, filed as Exhibit 10.17 to the Annual Report on Form 10-K filed by the Company on April 10, 2014 and incorporated herein by reference

Exhibit 8	Joint Filing Agreement, dated June 20, 2014.

CUSIP No. 698105 103	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2014

Consilium Investment ManagemenT, LLC

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

CONSILIUM INVESTMENT PARTNERS, LLC

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

CCRF-PANACHE, LLC

By: Consilium Investment Management, LLC,
       Authorized Person

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

/s/ Charles T. Cassel III

Charles T. Cassel III

/s/ Jonathan Binder

Jonathan Binder

EXHIBIT 8

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share, of Panache Beverage, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 20, 2014

Consilium Investment ManagemenT, LLC

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

CONSILIUM INVESTMENT PARTNERS, LLC

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

CCRF-PANACHE, LLC

By: Consilium Investment Management, LLC,
       Authorized Person

By: /s/ Charles T. Cassel III

Name: Charles T. Cassel III

Title: Managing Director

/s/ Charles T. Cassel III

Charles T. Cassel III

/s/ Jonathan Binder

Jonathan Binder